Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

2 December 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

03045510

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP ~~LIMITED~~ Holdings - FILE 82-2692
SETTLEMENT OF LITIGATION

SUPPL

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

M M HUDSON
COMPANY SECRETARY

Encl

dw 1/7

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited
ABN 80 007 722 643

Southcorp Settles Continuous Disclosure Litigation

27 November 2003

Southcorp Limited announced today that the proceedings commenced by ASIC concerning an alleged breach by the Company in April 2002 of its continuous disclosure obligations, had been resolved.

The Company has admitted to the Federal Court sitting in Sydney that it failed to comply with ASX Listing Rule 3.1 when on 18 April 2002, its then Executive General Manager for Corporate Affairs, Mr Glen Cunningham, sent an email to eleven analysts containing information about the likely impact of the poor 2000 vintage for premium wines on the Company's 2003 gross profit.

Mr Justice Lindgren has ordered the Company to pay a pecuniary penalty of $100,000.

In making this announcement today, Mr Bill Clark, Executive General Manager Corporate Affairs & Investor Relations, noted that aside from this inadvertent error in the observance of its continuous disclosure obligations, Southcorp has an unblemished record in such matters over many years as a public company.

For further information contact:

Investors: Kristina Devon (02) 9465 1048 or 0409 030767
Media: Bill Clark (02) 9465 1154 or 0418 215990
Website: www.southcorp.com.au